Simpson Thacher & Bartlett llp
2475 hanover street palo alto, ca 94304
telephone: +1-650-251-5000 facsimile: +1-650-251-5002
Direct Dial Number +1-650-251-5110	E-mail Address wbrentani@stblaw.com

June 17, 2021

Beverly Singleton

Martin James

Erin Purnell

Geoffrey Kruczek
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Snap One Holdings Corp. - Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Snap One Holdings Corp. (the “Company”), we hereby confidentially submit for non-public review by the staff of the Securities and Exchange Commission (the “Staff”) an amendment to the above-referenced draft registration statement on Form S-1 (the “Draft Registration Statement”) confidentially submitted to the Staff on May 21, 2021 (CIK No. 0001856430). The Company has revised the Draft Registration Statement in response to the Staff’s comment in its letter, dated May 28, 2021, relating to the Draft Registration Statement (the “comment letter”), and to otherwise update its disclosure.

In addition, we are providing the following response to the comment letter. To assist your review, we have retyped the text of the Staff’s comment in italics below. Page references in the text of this letter correspond to the pages of the revised Draft Registration Statement. Unless otherwise defined below, terms defined in the revised Draft Registration Statement and used below shall have the meanings given to them in the revised Draft Registration Statement.

Amended Confidential Draft Registration Statement on Form S-1

Summary Consolidated Financial and Other Data, page 12

1.	Please revise the balance sheet data section to also include financial information as of December 25, 2020 and December 27, 2019.

The Company has revised its disclosure on page 13 in response to the Staff’s comment.

* * * * * * *

Please call me (650-251-5110) if you wish to discuss our response to the comment letter.

Very truly yours,

/s/ William B. Brentani
William B. Brentani

cc:	John Heyman, Chief Executive Officer,

JD Ellis, Chief Legal Officer

Snap One Holdings Corp.

Rick Kline,

Drew Capurro

Latham & Watkins, LLP